EXHIBIT 99.(T3)(B31)

First Amended and Restated

Operating Agreement For

NAC AVIATION COLORADO 1, LLC

This First Amended And Restated Operating Agreement (this “Agreement”') for NAC AVIATION COLORADO 1, LLC (the “Company”') is made as of December 22, 2016 by NAC Aviation 25 Limited, an Irish private limited company (the “New Sole Member”), with reference to the following facts:

A.          Air Lease Corporation, a Delaware corporation (the “Original Sole Member") caused to be filed on August 30, 2011 a Certificate of Formation for the Company under the name ALC E175 92012, LLC, a limited liability company under the laws of the State of Delaware, with the Secretary of State of the State of Delaware.

B.          The Original Sole Member entered into a limited liability company agreement to provide for the governance of the Company on August 30, 2011.

C.          The Original Sole Member caused to be filed on April 25, 2012 a Certificate of Amendment with the Secretary of State of the State of Delaware changing the name of the Company to ALC E175 350, LLC

D.          The Original Sole Member caused to be filed on August 6, 2012 a Certificate of Conversion from a Limited Liability Company to a Non-Delaware Entity with the Secretary of State of the State of Delaware.

E.           The Original Sole Member caused to be filed on August 6, 2012 a Statement of Conversion and Articles of Organization for the Company with the Secretary of State of the State of Colorado.

F.           The Original Sole Member entered into a Plan of Conversion and an Operating Agreement to provide for the conversion of and governance of the Company on August 6, 2012 (the “Original Operating Agreement”').

G.          The Original Sole Member assigned, transferred and conveyed all of its membership interest in the Company to the New Sole Member on the date hereof.

H.          The New Sole Member caused to be filed on the date hereof Articles of Amendment for the Company under the name NAC Aviation Colorado 1, LLC.

I.           The New Sole Member desires to adopt and approve a first amended and restated operating agreement for the Company under the Colorado Limited Liability Company Act, Colo. Rev. Stat. § 7-80-101, et seq. (the “Act”') to supersede the Original Operating Agreement.

NOW, THEREFORE, the New Sole Member by this Agreement sets forth the operating agreement for the Company, which amends and restates the First Operating Agreement, upon the terms and subject to the conditions of this Agreement.

Operative Provisions

1.           Provisions of this Agreement. Other than as specifically set forth in this Agreement, the provisions of this Agreement shall be identical to the provisions set forth in the Act to govern Colorado limited liability companies.

2.           Purpose. The Company is formed for the purpose of, and is authorized to conduct any and all business activities relating to, (i) acquiring, owning, financing, leasing and otherwise dealing with commercial aircraft, (ii) engaging in any and all other activities as may be necessary or advisable in connection with the foregoing, and (iii) performing any and all further acts permitted by the Act.

3.           Membership Interest Units. As of the date hereof, each of the existing units of membership interest shall be split and converted into 100,000 units of membership interest. Following the execution of this Agreement, the issued units of membership interest shall be 1,000,000.

4.           Membership Interests. As of the date hereof, the New Sole Member is the owner of 100% of the membership interest of the Company.

5.           Management. The Sole Member shall act as the Manager of the Company within the meaning of the Act and shall be responsible for the management of the Company.

[Signature page follows]

IN WITNESS WHEREOF, the New Sole Member of NAC AVIATION COLORADO 1, LLC has executed this First Amended and restated Operating Agreement as of the date first written above.

NAC AVIATION 25 LIMITED

By:
Name:	Jette Hulgaaro
Title:	Attorney-in-fact